Mail Stop 3561

August 28, 2008

Avi Sivan
Chief Executive Officer
IGIA, Inc.
16 East 40th Street, 12th Floor,
New York, NY 10016

       Re: IGIA, Inc.
             Preliminary Proxy Statement on Schedule 14C
             Filed July 30, 2008
             Form 10-KSB for Fiscal Year Ended February 29, 2008
             Filed May 30, 2008
             File No. 0-23506

Dear Mr. Sivan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14C

Purpose of the Amendment

1. We note the increase in your authorized capital. Please clearly indicate in tabular form the number of shares of each category to be remaining after assuming the full conversion of the currently described transactions. In addition, please discuss

in greater detail the reasons for the additional authorized shares.

2. Please provide us, with a view toward disclosure in the proxy, with the total dollar value of the securities underlying the convertible notes that you have issued (using the number of underlying securities that you have issued for resale and the market price per share for those securities on the date of the sale of the convertible notes).

3. Please provide us, with a view toward disclosure in the proxy, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any note holder, any affiliate of a note holder, or any person with whom any note holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principle on the convertible notes in this disclosure.

   Further, please provide us, with a view toward disclosure in the proxy, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all note holders and any of their affiliates in the first year following the sale of convertible notes.

4. Please provide us, with a view toward disclosure in the proxy, with tabular disclosure of:

   - the total possible profit the note holders could realize as a result of the conversion discount, if any, for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

     - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

     - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

       - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

       - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the note holders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the note holders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

4. Please provide us, with a view toward disclosure in the proxy, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying the convertible notes or any other securities of the issuer that are held by the note holders or any affiliates of the note holders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

   - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

   - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the proxy, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other securities of the issuer that are held by the note holders or any affiliates of the note holders that is disclosed in response to comment three and comment four above.

Further, please provide us, with a view toward disclosure in the proxy, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment two and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Form 10-KSB for Fiscal Year Ended February 29, 2008

6. We note that your annual report on Form 10-KSB filed June 12, 2008 is materially deficient as acknowledged in your Explanatory Note on page 2. We also note your disclosure in your Form 10-KSB that you plan to file an amendment to correct these material deficiencies although you have not filed the required information as of the date of this letter. In addition, we also note that you have not filed your Form 10-QSB for the fiscal quarter ended May 31, 2008. Please file your amended Form 10-KSB and the Form 10-QSB by September 12, 2008. We may have additional comments after you file these documents. Please be advised, if you do not file these documents by this date we will have to consider what other appropriate action we need to take in light of your failure to comply with the requirements of the Securities Exchange Act of 1934.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane Bodenstein
        Paykin, Mahon, Rooney & Krieg LLP